Grant J. Levine grant.levine@dentons.com D +1 212-768-5384	Dentons US LLP Venture Tech Centre at Meatpacking 22 Little West 12th Street New York, NY 10014-1321 United States dentons.com

April 12, 2022

Jessica Ansart, Esq.

Celeste Murphy, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Bright Green Corp Registration Statement on Form S-1 Filed March 28, 2022 File No. 333-263918

Dear Ms. Houser and Ms. Connell:

By your letter dated April 7, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) filed on March 28, 2022, by our client, Bright Green Corporation (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement via the EDGAR system (“Amendment No. 1”). The changes made in Amendment No. 1 reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Registration Statement and to the prospectus included therein.

Registration Statement on Form S-1

Prospectus Summary

Capital Requirements, page 5

1.	We note your revised disclosure here and on page 30 stating that “[a]ll timing and expenditure estimates are subject to change due to supply chain constraints.” Please revise your risk factor on page 14 titled “We are subject to risks, including delays, from our ongoing and future construction projects” to address the type of supply chain constraints that you anticipate may materially impact your planned construction projects.

Response:

We respectfully note the Staff’s comment and direct you to page 14 of Amendment No. 1, which revises the risk factor described in this item to address the types of supply chain constraints the Company anticipates may materially impact the Company’s planned construction projects.

Securities and Exchange Commission April 12, 2022 Page 2	dentons.com

Business

Intellectual Property, page 34

2.	We note your revised disclosure in response to our prior comment 9. You state that you hold three issued patents, however, in your table providing your issued patents, you list four issued patents, including Patent No. 11,197,833 for Fortified CBD oil for treatment of PTSD. Please revise your disclosure to address this discrepancy.

Response:

We respectfully note the Staff’s comment and direct you to page 34 of Amendment No. 1 which revises the disclosure regarding the number of issued patents held by the Company.

Production Capabilities, page 34

3.	We note your response to our prior comment 8 from our March 11, 2022 letter and reissue the comment in part. We note that you have revised your disclosure here to state that Nordic Supreme is your supplier of cannabis tissue cultures. To the extent that you have a material agreement in place with Nordic Supreme, please describe the material terms of this agreement in your disclosure and file it as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K. Please note that all references to prior comments in this comment letter also concern our March 11, 2022 letter.

Response:

We respectfully note the Staff’s comment and advise the Staff that the Company has revised Amendment No. 1 to note that we do not yet have a definitive agreement in place with Nordic Supreme at this time, and therefore, disclosure is not required by Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K. We will provide the executed agreement once it is available and will make all necessary disclosures regarding the material terms of the agreement. We direct the Staff to page 34 of Amendment No. 1.

Legal Background - Cannabis, page 36

4.	We note your response to our prior comment 10 and reissue the comment in part. Please revise your disclosure in your Business section to discuss the effect of all material existing or probable governmental regulations on your business, including, for example, the potential for regulation by the FDA. Refer to Item 101(h)(4)(ix) of Regulation S-K. While you reference here the possibility that your products may, in the future, “be FDA-approved” and also state that “there is no guarantee that the FDA will find [y]our products safe or effective or grant us the required approvals,” it is not clear which specific FDA laws may apply to you. For example, you do not mention the Food, Drug and Cosmetics Act (the “FDCA”) here, although you state in your risk factor on page 12 that it is possible the FDA would seek to regulate cannabis under the FDCA.

Response:

We respectfully note the Staff’s comment and advise the Staff that the Company has revised the disclosures referenced in this Item 4 to explain that the Food, Drug and Cosmetics Act (the “FDCA”) could apply to the Company’s business and that the costs of compliance with those requirements are unknown and could affect the Company’s financial performance, and that the Company may not receive the approvals required by the FDA under the FDCA, which could affect the Company’s financial performance. We direct the Staff to pages 3, 4, 12, 13, 33 and 36 of Amendment No. 1.

Securities and Exchange Commission April 12, 2022 Page 3	dentons.com

Item 15. Recent Sales of Unregistered Securities, page II-2

5.	We note your disclosure on the Cover Page as well as on page 51 that you issued a private placement of 12,500 shares of common stock at a price of $4 per share in January 2022. Please update your disclosure here to include all relevant information related to this recent private placement. Refer to Item 701 of Regulation S-K.

Response:

We respectfully note the Staff’s comment and direct you to pages 31, 51 and II-2 of Amendment No. 1, which revises the disclosure include all relevant information related to this private placement pursuant to Item 701 of Regulation S-K.

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If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-768-5384 or grant.levine@dentons.com, or Zachary Weiss at 212-398-5792 or zach.weiss@dentons.com, respectively.

Very truly yours,

/s/ Grant Levine
Grant J. Levine

GL